UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*


                             CORRPRO COMPANIES, INC.
                                (Name of Issuer)

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    220317101
                                 (CUSIP Number)

                               Charles-Henri Weil
                                 4 Cheval House
                                  Cheval Place
                               London SW7, England

                                 With a copy to:
                          Robert Bordeaux-Groult, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                             41, avenue de Friedland
                               75008 Paris, France
                               (33-1) 40.74.68.00

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 19, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following page)

                               (Page 1 of 2 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  220317101                                           Page 2 of 2 pages

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Charles-Henri Weil

   2

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                          7    SOLE VOTING POWER
     NUMBER OF                 385,300
      SHARES
   BENEFICIALLY           8    SHARED VOTING POWER
     OWNED BY
  EACH REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON                   385,300
       WITH
                          10   SHARED DISPOSITIVE POWER


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        385,300

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.01%

   14   TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1 Security and Issuer.

          The title of the class of equity securities to which this statement relates is the Common Shares, no par value (the "Common Shares") of Corrpro Companies, Inc., a company incorporated under the laws of Ohio (the "Issuer"). The principal executive offices of the Issuer are located at 1090 Enterprise Drive, Medina, Ohio 44256.

Item 2 Identity and Background.

          This statement on Schedule 13D is being filed by Mr. Charles-Henri Weil. Mr. Weil is a French citizen who is a non-domiciled tax resident of the United Kingdom and whose principal residence is at 4 Cheval House, Cheval Place, London SW7.

          Mr. Weil is a financial consultant and works from an office at Dawnay Day & Co. Ltd., 15 Grosvenor Gardens, London, SW1W OBD, a company of which Mr. Weil is a director.

          During the last five years, Mr. Weil has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Weil was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

          The net amount of funds used by Mr. Weil to acquire the 385,300 Common Shares of the Issuer described in Item 5 is estimated to have been approximately $1,410,937. These came from Mr. Weil's personal funds.

Item 4 Purpose of Transaction.

          The Common Shares to which this statement relates were acquired by Mr. Weil with the purpose of influencing the management of the Issuer to improve the Issuer's financial performance and the value of the Common Shares. Mr. Weil may chose, among other things, to acquire additional Common Shares, either alone or in coordination with other present or future shareholders, possibly with a view to obtaining management or voting control of the Issuer.

Item 5 Interest in Securities of the Issuer.

          (a-b) Mr. Weil currently holds 385,300 shares of Common Shares, representing 5.01% of the outstanding of Common Shares. Mr. Weil has sole power to direct the vote and the disposition of such shares.

          (c) The dates, numbers of shares and prices per shares for all purchases and sales of Common Shares from June 29, 2000 through to the date of this statement are shown on Annex A hereto, which is incorporated herein by reference. All such transactions were executed on the New York Stock Exchange.

          (d) Not applicable.

          (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to

       Securities of the Issuer

          None.

Item 7 Material to be filed as Exhibits.

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated:  September 27, 2000



                                           By
                                               ---------------------------------
                                               Name: Charles-Henri Weil

                                     ANNEX A

          The table below lists all purchases and sales of Common Shares by Mr. Charles-Henri Weil from June 29, 2000 to the date of this statement. ("P" means purchase, and "S" means sale.) All purchases and sales of Common Shares were affected on the New York Stock Exchange.


        Date            P/S           Number of Shares        Price per Share
        ----            ---           ----------------        ---------------
                                                             (in U.S. dollars)

      06/29/00           P                   50,000                3.2438

      07/10/00           P                    1,000                3.1875

      07/11/00           P                      200                3.1875

      07/13/00           P                    1,000                3.2500

      07/14/00           P                   10,000                3.1875

      07/17/00           P                      200                3.1875

      07/18/00           P                    3,500                3.2179

      07/28/00           P                    1,000                3.6250

      08/01/00           P                    5,000                3.5625

      08/04/00           P                    4,000                3.6250

      08/17/00           P                    5,000                3.7500

      08/23/00           P                    1,200                3.6875

      08/24/00           P                    2,500                3.5625

      08/25/00           P                    5,000                3.6250

      08/28/00           P                   10,000                3.6250

      08/29/00           P                    5,000                3.6870

      08/30/00           P                    7,400                3.7380

      08/31/00           P                   12,000                3.6260

      09/01/00           P                   10,000                3.6325

      09/05/00           P                    5,000                3.6250

      09/07/00           P                   16,500                3.7480

      09/08/00           P                   10,300                3.8337

      09/11/00           P                   12,500                3.8125

      09/12/00           P                   60,000                3.7450

      09/13/00           P                   62,000                3.7500

      09/14/00           P                   60,200                3.7498

      09/15/00           P                    7,000                3.8393

      09/18/00           P                    6,300                3.9375

      09/19/00           P                   11,500                4.1600